Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Updates in Israel Land Authority
Tender to Design and Build Electricity Generation Facilities Using Photovoltaic Technology

Singapore, September 30, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) subsidiary OPC Energy Ltd. (“OPC”) previously announced on July 1, 2024 that OPC Power Plants Ltd., an 80% owned subsidiary of OPC (“OPC’s Subsidiary”), was declared the winning bidder in a further tender (the “Tender”) by the Israel Land Authority (“ILA”) for the planning of, and option to acquire lease rights in land for, the construction of renewable energy electricity generation facilities using photovoltaic technology, combined with storage, in respect of two plots of land that are adjacent to areas in respect of which OPC’s Subsidiary won a previous ILA tender (the “Previous Tender”).

OPC has now announced that, in accordance with the terms and conditions of the Tender, on September 29, 2024, OPC’s Subsidiary completed a payment to the ILA of approximately NIS 178 million (approximately $48 million), which constitutes 20% of the total consideration in respect of the two plots of land in the Tender, in connection with a three-year planning authorization agreement (which has not been signed, and which may, under certain circumstances and subject to additional payment by OPC's Subsidiary, be extended by up to one year). Approximately NIS 8 million (approximately $2 million) (before VAT) of the payment was made through the guarantee provided in connection with the bid for the Tender.  In addition, approximately 20% of the total consideration paid by OPC’s Subsidiary will not be refunded to OPC’s Subsidiary if the project’s development and planning procedures do not develop into an authorized plan or lease agreements are not signed.

OPC further announced that OPC’s Subsidiary intends to promote the development and construction of a consolidated project to generate electricity using photovoltaic technology in combination with storage in the plots of land which are the subject of the Tender and Previous Tender, with an estimated aggregate capacity of approximately 500 MW and an estimated storage capacity of approximately 2,760 MWh (the “Consolidated Project”).

OPC stated that winning the Tender is in line with its strategy and its targets to expand its activity in the field of electricity generation and supply in Israel, particularly in the renewable energy sector.

For more information, see Kenon’s Report on Form 6-K relating to the Tender furnished to the U.S. Securities and Exchange Commission on July 1, 2024.

Cautionary Statement and Forward-Looking Statement Disclaimer

OPC noted the following with respect to the Consolidated Project: The planning and development procedures for the Consolidated Project are in preliminary stages, and the approvals required for developing and planning of the Consolidated Project have not yet been obtained, and there is no certainty that these approvals will be obtained or as to the time it will take to obtain such approvals. In addition, the Israeli Electricity Authority has not yet established regulations to enable the sale of electricity to end consumers, and there is no certainty as to the terms and conditions of such regulations, if any. The development of the Consolidated Project and its execution is subject to various conditions, including the approval of a plan (which includes the assessment of planning, environmental and security issues, planning of connection to the grid and transmission capabilities), obtaining permits, executing construction, securing the connection to the grid, licensing and regulatory terms and conditions (including regulations), contracting relevant suppliers (including equipment and construction suppliers) and securing funding, which have not yet materialized and may not materialize and the final terms and conditions are uncertain.

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This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the Tender, the Previous Tender, the Consolidated Projects, and related matters, including the expected cost of the Consolidated Project, the expected timing of the start of construction, required approvals and other conditions to the development of the Consolidated Project, expected characteristics of the Consolidated Project including generation and storage capacity, the advantages of a consolidated project for the Tender and the Previous Tender, OPC’s strategy and targets and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements.  Such risks include risks relating to whether the Consolidated Project will be developed at all and if so the characteristics (including the generation and storage facilities’ capacity and technologies, the Consolidated Project’s final area, the commercial and regulatory outline set for its activation, and future dates relating to the Consolidated Project), the cost of the projects, the construction commencement date and timing for completion, risks relating to the regulations that will apply to the Consolidated Project and OPC’s activity in renewable energy, the ability to connect the projects to the electricity grid, risks relating to licensing procedures and securing financing, potential delays/failures and/or higher costs, due, among other things, to administrative, planning, environmental, regulatory, infrastructure-related, operational, and commercial factors and/or changes in the relevant market conditions, including due to factors which are beyond the OPC’s control, and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.